
06064866


SEC MAIL
RECEIVED
PROCESSING
DEC 15 2006
WASH., D.C.
186
SECTION


IEC
electronics corp.

IEC Electronics Corp.

2006

Annual Report

www.iec-electronics.com

Business

IEC Electronics Corp. provides electronics manufacturing services to original equipment manufacturers (OEMs). We focus on customers developing complex, advanced technology products for a wide array of market sectors ranging from airport security through satellite communications, medical, military and general industrial.

IEC specializes in complex and challenging electronics manufacturing. Our capabilities include high-tech services such as automated optical inspection, real-time x-ray, environmental stress screening, ceramic and plastic BGA SMT placement, and board assembly up to 21 inches wide, with component placement as small as 0.020 inches by 1.010 inches. We also have experience with lead-free manufacturing solders, MEMs, 0201 placement, conformal coating, BGA reballing, and embedded passives.

Our broad based manufacturing services feature leading edge design and assembly technology and provide our customers with innovative end-to-end solutions. IEC's full spectrum of services are available on a turnkey or consignment basis and include: product design, prototype development, printed circuit board assembly, supply chain management, material procurement and control, manufacturing and test equipment support, statistical quality assurance and complete resource management.

IEC operates a 300,000 square foot manufacturing facility in Newark, New York. Our 10,000 square foot Technology Center is located within the Newark manufacturing facility. It specializes in new product introduction (NPI) services including design engineering, dedicated production lines for prototype assembly and an Advanced Materials Technology Laboratory for process analysis.

IEC is a world-class ISO:9001-2000 certified company. Our manufacturing processes encompass the best aspects of Lean Manufacturing and Six Sigma Principles. IEC is also an FDA registered contract manufacturer of medical devices, is ITAR registered and compliant, and is COMSEC certified. Many OEM's consider these certifications crucial when qualifying their EMS providers.

Chairman's Letter

Dear Shareholder,

I am pleased to report that we have made substantial progress during Fiscal 2006 and have started to experience some of the growth we have all been anticipating. The year saw the Company move from quarterly sales of $3.6 million to over $8 million by the end of the year. We achieved our primary objective of continuing to add to our customer portfolio. This, in turn, necessitated investment in infrastructure to accommodate current and anticipated future customer demands. Our rapid growth has required that we add over 100 new employees between June and November, a very large increase for a company of our size. The costs of recruitment and training have been substantial and have affected our efficiency, so that, for example, our status as having one of the best On Time Delivery records in the industry has been affected.

Looking forward, we foresee that the revenue growth experienced in the fourth quarter of 2006 will continue. Our current backlog for the first three quarters of 2007 is very strong. The business models of both our existing and new customers encourage us. They have solid businesses in solid markets. Moreover, we continue to be pleased by the portfolio of prospective customers. Consequently, we must plan for sales growth of 50% for the upcoming year. The first few quarters of 2007 will still reflect substantial training costs for the new employees in order to provide our customers with the high level of customer support they have come to expect. These growth problems are good problems to be addressing and we too will get past this point as we complete our operational turnaround.

As in the past, with the anticipated growth we will continue to invest in people and processes by strengthening our management team, adding the right talent to support the Company and its customers in the future. Our customers should be able to seamlessly interact with the company, to the point that they are virtually able to see their product moving through the manufacturing process despite the fact that they may be thousands of miles away. We understand our responsibility as the manufacturing arm of our customers and intend continually to improve the process and the service they receive.

As in prior shareholder letters, I acknowledge the effort and contribution of our employees throughout the year. They have done an excellent job advancing the Company's quality and embracing change.. I am particularly pleased by the personal growth of the senior management team. They are responsible for creating the new IEC.

As I write this letter one of our long standing Board members, Dave Beaubien is gravely ill and has advised us that he will not stand for re-election to the Board. Dave's contribution to IEC and to me personally over the years has been invaluable. He always approached problems with a cool, calm demeanor and a long-range perspective about how we can best achieve growth. Dave will be sorely missed and on behalf of the management and the entire Board we wish him and his family all the best.

In conclusion, and on behalf of the Board of Directors, the management team and myself, we thank you for your support during our difficult transition and for your anticipated continued support as we look to the future. And, to all those who either called or sent notes during the year your comments are appreciated and the solid exchange of ideas encouraged. We are dedicated to enhancing IEC's reputation, preserving customer loyalty and reinforcing investor trust.



W. Barry Gilbert
Chairman
IEC Electronics Corp.

MANAGEMENT'S DISCUSSION OF OPERATIONS

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying consolidated financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement preceding Item 1 in our Form 10-K for the fiscal year ending September 30, 2006.

Overview

During 2003, we received notification from our largest customer that they planned to move most of their contract assembly work offshore. During 2004, we received similar notification from our second largest customer. We subsequently restructured our organization to align resources more closely with our customer requirements. We refocused our sales efforts on high technology products that are less likely to migrate to offshore suppliers. We have since added several new customers that have contributed to our sales growth. Our backlog has grown to it highest level since the restructuring, and we expect revenue and profitability growth to continue in 2007.

Analysis of Operations

Sales (dollars in millions)

For Year Ended September 30,	2006	2005	2004
Net sales	$22.6	$19.1	$27.7

The 19% increase in fiscal 2006 net sales compared to fiscal year 2005 was due to the addition of several new customers. The 31% decrease in fiscal 2005 net sales compared to fiscal year 2004 was primarily due to a reduction in business from two major customers that accounted for more than 50% of our 2004 business.

Gross Profit and Selling and Administrative Expenses

(as a % of Net Sales)

For Year Ended September 30,	2006	2005	2004
Gross profit	12.1%	13.8%	7.2%
Selling and administrative expenses	9.5%	11.4%	9.0%

Gross profit as a percentage of sales was 12.1% in fiscal 2006 as compared to 13.8% in fiscal 2005. The decrease was primarily due to product mix. Material cost as a percent of sales is much higher on some of our new large volume orders.

Gross profit as a percentage of sales was 13.8% in fiscal 2005 as compared to 7.2% in fiscal 2004. The increase was attributable to favorable product mix and productivity gains associated with our restructuring efforts. The improvement was also due in part to high bad debt expense during fiscal 2004.

Selling and administrative expenses as a percentage of sales decreased to 9.5% in fiscal 2006 compared to 11.4% in fiscal 2005. Expenses were relatively flat year over year, but they were lower on a percentage basis during 2006 due to higher sales volumes.

Selling and administrative expenses decreased by $0.3 million in fiscal 2005 compared to fiscal 2004. As a percentage of sales, selling and administrative expenses increased to 11.4% in fiscal 2005 compared to 9.0% in fiscal 2004. The percentage increase was due to expenses being spread over fewer sales dollars.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Other Income and Expense (dollars in millions)

For Year Ended September 30,	2006	2005	2004
Interest and financing expense	$0.4	$0.4	$0.4
Other income	$ -	$0.3	$0.3

Interest and financing expense was $0.4 million during 2006, 2005 and 2004. The average debt balance was higher in 2006 compared to 2005, resulting in a $99,000 increase in interest expense. This was offset by $99,000 in reduced fees and amortization of loan origination costs.

The average debt was lower in 2005 compared to 2004, but interest expense was relatively flat on a year over year basis. This is because the reported figure includes both interest on money that is being borrowed at negotiated rates of interest, plus fees and amortization of loan origination costs. The fees and amortization costs were relatively fixed over both periods.

We had other income of $0.3 million during both fiscal 2005 and 2004. Other income during those periods was primarily attributable to gains on the sale of excess equipment.

Income Taxes (as a % of income (loss) before income taxes)

For Year Ended September 30,	2006	2005	2004
Effective tax rate	- %	- %	- %

We continue to maintain a $20 million valuation allowance against our net deferred tax assets including the net operating loss carryforward.

Restructuring Charge (dollars in millions)

For Year Ended September 30,	2006	2005	2004
	$0.0	$0.1	$0.3

During May 2004, the Company commenced a restructuring initiative in an attempt to more closely align resources to customer requirements. The Company recorded $119,000 of expenses during fiscal 2005, and $257,000 of expenses during fiscal 2004. The restructuring resulted in the reduction of 57 employees. The annual savings to IEC was $1,865,000. All payments were made by November 30, 2005. The Company has subsequently resumed growth in revenues and employment levels.

Liquidity and Capital Resources

Cash Flow provided by (used in) operating activities was ($3.1) million for the fiscal year ended September 30, 2006 compared to $1.9 million and ($0.7) million for fiscal 2005 and fiscal 2004 respectively. During fiscal 2006, we also used $407,000 to purchase new equipment (investing activities) and $212,000 to repurchase Company stock (financing activities). The decrease in operating cash flows for fiscal 2006 compared to fiscal 2005 was due to higher accounts receivable and inventory related to a substantial increase in customer orders. The increase in operating cash flows for fiscal 2005 compared to fiscal 2004 was due to lower accounts receivable and inventory related to a modest decrease in customer orders.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Working capital at September 30, 2006 was $2.2 million, compared to $2.0 million in the same period of the prior year. At September 30, 2006 we had a $3.6 million balance under our revolving credit facility. The maximum borrowing limit under our revolving credit facility is limited to the lesser of (i) $5.5 million or (ii) an amount equal to the sum of 85% of the receivables borrowing base and 35% of the inventory borrowing base. On September 30, 2006, the remaining availability under the collateralized portion of our line of credit was $0.9 million. We also had access to a $1.0 million overline that was not being utilized on September 30, 2006. Additional availability on the overline was $0.4 million on September 30, 2006. We believe that our liquidity is adequate to cover operating requirements for the next 12 months.

We also have a term loan of $535,000 that is secured by a first mortgage on the IEC plant in Newark, New York. The loan is payable in 39 monthly installments of $12,500 that commenced October 1, 2005, and a final payment of the remaining balance on January 1, 2009. The loan has an interest rate of prime plus 1.0%.

The financing agreements contain various affirmative and negative covenants including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). We were compliant with these covenants at September 30, 2006.

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of long-lived assets, accounting for legal contingencies and accounting for income taxes.

We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in IEC's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact IEC's financial position or its results of operations.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Impact of Inflation

The impact of inflation on our operations has been minimal due to the fact that we are able to adjust our bids to reflect any inflationary increases in cost.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements, but the Company does not expect this to have a material impact.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs" (SFAS 151). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory cost incurred in fiscal years beginning after June 15, 2005. The Company has adopted these provisions at the beginning of fiscal 2006. The adoption of SFAS No. 151 had no impact on our financial statements.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is to be applied prospectively, and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of SFAS No. 153. The adoption of SFAS No. 153 had no impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share Based Payments, which requires companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123R was effective as of the first fiscal period beginning after June 15, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The Company adopted SFAS No. 123R on October 1, 2005, and the adoption did not have a material impact on the Company's financial statements. See Note 3 to these financial statements for further discussion regarding stock based compensation.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 changes the requirements of the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any of the existing accounting pronouncements. We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of IEC due to adverse changes in financial rates. We are exposed to market risk in the area of interest rates. One exposure is directly related to our Term Loan and Revolving Credit borrowings under the Credit Agreement, due to their variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on IEC's results of operations.

Market For Registrant's Common Equity, Related Stockholder Matters, And Issuer Purchases Of Equity Securities

(a) Market Information.

IEC's Common Stock is listed on The Over the Counter Bulletin Board ("OTCBB") under the symbol IECE.OB.

The following table sets forth, for the fiscal quarter indicated, the high and low closing prices for the Common Stock as reported on the OTCBB. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

Quarter	High	Low
October 1, 2004 – December 31, 2004	$ 0.75	$ 0.43
January 1, 2005 – April 1, 2005	$ 0.78	$ 0.45
April 2, 2005 - July 1, 2005	$ 0.68	$ 0.43
July 2, 2005 - September 30, 2005	$ 0.85	$ 0.51
October 1, 2005 – December 30, 2005	$ 0.74	$ 0.41
December 31, 2005 – March 31, 2006	$ 0.93	$ 0.55
April 1, 2005 - June 30, 2006	$ 0.85	$ 0.60
July 1, 2006 - September 30, 2006	$ 1.15	$ 0.77

The closing price of IEC's Common Stock on the OTCBB on November 9, 2006, was $1.30 per share.

(b) Holders.

As of November 9, 2006, there were approximately 149 holders of record of IEC's Common Stock. Many of our shares of Common Stock are held by brokers and other institutions, and we are unable to estimate the number of these stockholders.

(c) Dividends.

IEC has never paid dividends on its Common Stock. It is the current policy of the Board of Directors of IEC to retain earnings for use in our business. Certain financial covenants set forth in IEC's current loan agreement prohibit IEC from paying cash dividends. We do not plan to pay cash dividends on our Common Stock in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information concerning IEC's equity compensation plans as of September 30, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans:			
approved by security holders	1,459,459	$ 0.68	363,440
not approved by security holders	-	NA	-
Total	1,459,459	$ 0.68	363,440

Issuance of Unregistered Securities: Not Applicable

Repurchases of IEC Securities: We repurchased no shares during the last quarter of fiscal 2006.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004
(in thousands, except per share and share data)

	2006	2005	2004
Net sales	$ 22,620	$ 19,066	$ 27,701
Cost of sales	19,867	16,436	25,714
Gross profit	2,753	2,630	1,987
Operating expenses			
Selling and administrative expenses	2,155	2,165	2,489
Restructuring charge	-	119	257
Total operating expenses	2,155	2,284	2,746
Operating income (loss)	598	346	(759)
Interest and financing expense	(378)	(363)	(386)
Other income	(5)	302	316
Net income (loss) before income taxes	215	285	(828)
(Benefit from) provision for income taxes	-	-	-
Net income (loss)	$ 215	285	$ (828)
Net income (loss) per common and common equivalent share:			
Basic Income (loss) available to common shareholders	$ 0.03	$ 0.03	$ (0.10)
Diluted Income (loss) available to common shareholders	$ 0.03	$ 0.03	$ (0.10)
Weighted average number of common and common equivalent shares outstanding:			
Basic	7,973,199	8,260,595	8,118,587
Diluted	8,275,961	8,570,520	8,118,587

The accompanying notes are an integral part of these financial statements.

FIVE YEAR SUMMARY
(in thousands, except per share data)

Years Ended September 30,	2006	2005	2004	2003	2002
INCOME STATEMENT DATA					
Net sales	$22,620	$ 19,066	$ 27,701	$ 48,201	$ 39,365
Gross profit (loss)	$ 2,753	$ 2,630	$ 1,987	$ 5,508	$ 2,297
Operating income (loss)	$ 598	$ 346	$ (759)	$ 2,652	$ (3,026)
Net income (loss)	$ 215	$ 285	$ (828)	$ 2,597	$(10,979)
Net income (loss) per common and common equivalent share:					
Basic	$ 0.03	$ 0.03	$ (0.10)	$ 0.33	$ (1.43)
Diluted	$ 0.03	$ 0.03	$ (0.10)	$ 0.31	$ (1.43)
Common and common equivalent shares					
Basic	7,973	8,261	8,119	7,899	7,692
Diluted	8,276	8,571	8,119	8,274	7,692
BALANCE SHEET DATA					
Working capital (deficiency)	$ 2,202	$ 2,038	$ 726	$ 1,428	$ (3,572)
Total assets	$11,718	$ 5,538	$ 8,530	$ 10,506	$ 15,065
Long-term debt, including current maturities	$ 4,164	$ 937	$ 2,366	$ 2,667	$ 4,396
Shareholders' equity	$ 3,092	$ 3,020	$ 2,616	$ 3,414	$ 799

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

(in thousands)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders Equity
BALANCE, September 30, 2003		$80	$38,479	$(35,042)	$ (92)	$(11)	$ 3,414
Shares issued under Directors and Employee Stock Plan		$ 2	$ 28	-	-	-	$ 30
Net Loss	$ (828)	-	-	$ (828)	-	-	$ (828)
Other comprehensive Loss, currency translation adjustments	-	-	-	-	-	-	-
Comprehensive income	$ (828)						
BALANCE, September 30, 2004		$ 82	$38,507	$(35,870)	$ (92)	$(11)	$2,616
Shares issued under Directors and Employee Stock Plan		$ 1	$ 26	-	-	-	$ 27
Net Income	$ 285	-	-	$ 285	-	-	$ 285
Other comprehensive Income, currency translation adjustments	$ 92	-	-	-	$ 92	-	$ 92
Comprehensive income	$ 377						
BALANCE, September 30, 2005		$ 83	$38,533	$(35,585)	$ -	$(11)	$3,020
Shares issued and expensed Under Directors and Employee Stock Plan		$ 1	$ 68	-	-	-	$ 69
Net Income	$ 215	-	-	$ 215	-	-	$ 215
Purchase of Treasury Stock		-	-	-	-	$(212)	$ (212)
Other comprehensive Income, currency translation adjustments	-	-	-	-	-	-	-
Comprehensive income	$ 215						
BALANCE, September 30, 2006		$ 84	$38,601	$(35,370)	$ -	$(223)	$3,092

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2006, 2005 AND 2004

(in thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 215	$ 285	$ (828)
Non-cash adjustments:			
Compensation Expense – Stock Options	27	-	-
(Income) from discontinued operations	-	(28)	-
Depreciation and amortization	676	1,016	1,138
(Gain) loss on sale of fixed assets	5	(270)	(298)
Issuance of directors fees in stock	27	21	17
Changes in operating assets and liabilities:			
Accounts receivable	(2,597)	1,366	294
Inventories	(4,484)	1,253	(249)
Deferred income taxes	-	-	-
Other current assets	155	3	46
Accounts payable	2,935	(1,336)	(487)
Accrued expenses	(54)	(459)	(323)
Net cash flows from operating activities	(3,095)	1,851	(690)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(407)	(239)	(113)
Proceeds from sale of property	11	270	298
Net cash flows from investing activities	(396)	31	185
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments under loan agreements	(346)	(403)	(1,326)
Borrowings (payments) on line of credit	3,573	(1,025)	1,025
Purchase of Treasury Stock	(212)	-	-
Proceeds from exercise of stock options	15	7	13
Net cash flows from financing activities	3,030	(1,421)	(288)
Change in cash and cash equivalents	(461)	461	(793)
Cash and cash equivalents, beginning of year	461	-	793
Cash and cash equivalents, end of year	$ -	$ 461	$ -
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 340	$ 260	$ 386
Income taxes, net of refunds received	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005
(in thousands)

ASSETS	2006	2005
CURRENT ASSETS:		
Cash	$ -	$ 461
Accounts receivable (net allowance for doubtful Accounts of $59 and $35 respectively)	4,941	2,344
Inventories	5,114	630
Deferred income taxes	250	250
Other current assets	124	279
Total Current Assets	10,429	3,964
FIXED ASSETS:		
Land and land improvements	$ 707	$ 707
Building and improvements	4,089	4,080
Machinery and equipment	22,164	22,582
Furniture and fixtures	4,170	4,138
SUB-TOTAL GROSS PROPERTY	31,130	31,507
LESS ACCUMULATED DEPRECIATION	(29,870)	(30,000)
	1,260	1,507
OTHER NON-CURRENT ASSETS	29	67
Total Assets	$ 11,718	$ 5,538

LIABILITIES AND SHAREHOLDERS' EQUITY	2006	2005
CURRENT LIABILITIES:		
Short term borrowings	$ 3,765	$ 345
Accounts payable	3,853	918
Accrued payroll and related expenses	265	264
Other accrued expenses	344	399
Total current liabilities	8,227	1,926
Long term vendor payable	14	57
Long term bank debt	385	535
TOTAL LIABILITIES	8,626	2,518
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, Authorized - 500,000 shares; Issued and outstanding - none		
Common stock, $.01 par value, Authorized - 50,000,000 shares; Issued - 8,401,133 and 8,292,450 shares	84	83
Treasury Shares at Cost 412,873 and 573 shares	(223)	(11)
Additional paid-in capital	38,601	38,533
Accumulated deficit	(35,370)	(35,585)
Total shareholders' equity	3,092	3,020
TOTAL LIABILITIES AND EQUITY	$ 11,718	$ 5,538

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006, 2005, and 2004

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

IEC Electronics Corp. ("IEC", the "Company") is an independent electronics manufacturing services("EMS") provider of complex printed circuit board assemblies and electronic products and systems. The Company is a significant provider of high quality electronics manufacturing services with state-of-the-art manufacturing capabilities. Utilizing computer controlled manufacturing and test machinery and equipment, the Company provides manufacturing services employing surface mount technology ("SMT") and pin-through-hole ("PTH") interconnection technologies. As an independent full-service EMS provider, the Company offers its customers a wide range of manufacturing and management services, on either a turnkey or consignment basis, including design, prototype, material procurement and control, manufacturing and test engineering support, statistical quality assurance, complete resource management and distribution. The Company's strategy is to cultivate strong manufacturing relationships with established and emerging original equipment manufacturers ("OEMs").

Consolidation

All significant intercompany transactions and accounts have been eliminated.

Revenue Recognition

The Company's net revenue is derived from the sale of electronic products built to customer specifications. The Company also derives revenue from design services and repair work. Revenue from sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recovery is reasonable assured. Service related revenues are recognized upon completion of the services. The Company assumes no significant obligations after product shipment.

Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectable trade accounts receivable based on the age of outstanding invoices and management's evaluation of collectibility of outstanding balances.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." IEC evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and payable, accrued liabilities, and debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value. The fair value of the Company's debt is estimated based upon similar market rate debt issues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006, 2005, and 2004

Earnings Per Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share are calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities.

Stock Based Compensation

The Company adopted SFAS No. 123(R) on October 1, 2005 using the modified Prospective Application Method. Prior to October 1, 2005, the Company accounted for stock-based awards in accordance with APB Opinion No. 25. For the fiscal year ended September 30, 2006, the Company recorded stock-based compensation expense for the cost of stock options issued under its Stock Option and Incentive Plan. The Company's expensing of stock-based compensation decreased both our basic and diluted net income per share by less than $0.01 for the fiscal year ended September 30, 2006.

Under the provisions of APB Opinion No. 25, the Company was not required to recognize compensation expense for the cost of stock options. The following table illustrates the effect on net income and net income per share as if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure* for the fiscal years ended September 30 (in thousands, except per share data):

	2005	2004
Net earnings, as reported	$ 285	$ (828)
Deduct: Compensation Cost using the Fair value method, net of tax	$ (199)	$ (133)
Pro forma net earnings	$ 86	$ (961)
Earnings per share:		
Basic - as reported	$ 0.03	$ (0.10)
Basic - pro forma	$ 0.01	$ (0.12)
Diluted - as reported	$ 0.03	$ (0.10)
Diluted - pro forma	$ 0.01	$ (0.12)

During 2006, 2005, and 2004 the Company issued 27,500, 643,000, and 244,000 options, respectively. The fair value of each option issued during these periods was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk free interest rate	4.4%	3.9%	3.4%
Expected term	4 years	4 years	5 years
Volatility	72%	54%	118%
Expected annual dividends	none	none	none

The weighted average fair value of options granted during 2006 was $.27 with an aggregate total value of $7,000. The weighted average fair value of options granted during 2005 was $.54 with an aggregate total value of $201,000. The weighted average fair value of options granted during 2004 was $1.09 with an aggregate value of $234,000. There were no dividends. Forfeitures are recognized as they occur.

On August 24, 2005, the Board of Directors approved accelerated vesting on stock options with an exercise price of $0.90 or higher because it was believed that these options no longer served their intended purpose. Approximately 184,000 options were vested due to this decision.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts
Of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in 2005 and 2004 have been reclassified to conform with the 2006 presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements". SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements, but the Company does not expect this to have a material impact.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs" (SFAS 151). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory cost incurred in fiscal years beginning after June 15, 2005. The Company has adopted these provisions at the beginning of fiscal 2006. The adoption of SFAS No. 151 had no impact on our financial statements.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29". SFAS No. 153 replaces the exception from fair value measurement in APB Opinion No. 29 for nonmonetary exchanges of similar productive assets with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is to be applied prospectively, and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of SFAS No. 153. The adoption of SFAS No. 153 had no impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share Based Payments, which requires companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123R was effective as of the first fiscal period beginning after June 15, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The Company adopted SFAS No. 123R on October 1, 2005, and the adoption did not have a material impact on the Company's financial statements. See Note 3 to these financial statements for further discussion regarding stock based compensation.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 changes the requirements of the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any of the existing accounting pronouncements. We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

2. INVENTORIES

Inventories are stated at the lower of weighted average cost (first-in, first-out) or market. The major classifications of inventories are as follows at period end (in thousands):

	2006	2005
Raw Materials	$ 3,270	$ 432
Work-in-process	1,836	197
Finished goods	8	1
	$ 5,114	$ 630

3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Depreciation and amortization was $0.7 million, $1.0 million, and $1.1 million for the years ended September 30, 2006, 2005 and 2004, respectively.

The principal depreciation and amortization lives used are as follows:

Description	Estimated Useful Lives
Land improvements	10 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years

4. RESTRUCTURING

During May 2004, the Company commenced a restructuring initiative to more closely align resources to customer requirements. The Company recorded $119,000 of expenses during fiscal 2005, and $257,000 of expenses during fiscal 2004. The restructuring resulted in the reduction of 57 employees. The annual savings to IEC was $1,865,000. All payments were made by November 30, 2005. The Company has subsequently resumed growth in revenues and employment levels.

5. CREDIT FACILITIES:

Debt consists of the following at September 30 (in thousands):

	2006	2005
Short Term Borrowings	$3,765	$ 345
Long Term Vendor Payable	14	57
Long Term Bank Debt	385	535
	$4,164	$ 937

Under the terms of the current agreement with Keltic, IEC has a line of credit with a maximum borrowing limit up to $5.5 million based upon advances on eligible accounts receivable and inventory. The Company also has a $0.5 million term loan that is secured by the Company's real estate. In addition, Keltic will make additional temporary advances to IEC of up to $1.0 million, provided that these temporary advances are repaid within 60 days, and that no temporary advances shall be outstanding for a period of 30 days between each advance. The loans have an interest rate of prime plus 1%, except for prime plus 2% on temporary advances. The prime rate at September 30, 2006 was 8.25%. The combined balance on the Keltic loans at September 30, 2006 was $4.1 million.

The Keltic loan agreement contains various affirmative and negative covenants including limitations on the amount available under the revolving line of credit relative to the borrowing base, capital expenditures, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). The Company was compliant with these covenants as of September 30, 2006.

Aggregate maturities on term debt are as follows (in thousands):

	Vendor Agreements	Real Estate Loan
2007	$ 42	$ 150
2008	11	150
2009	3	235
Total	$ 56	$ 535

6. INCOME TAXES:

The provision for (benefit from) income taxes in fiscal 2006, 2005 and 2004 is summarized as follows (in thousands):

	2006	2005	2004
Current			
Federal	$ -	$ -	$ -
State/Other	-	-	-
Deferred			
Federal	-	-	-
State/Other	-	-	-
(Benefit from) provision for income taxes, net	$ -	-	-

The components of the deferred tax asset (liability) at September 30 are as follows (in thousands):

	2006	2005	2004
Net operating loss and AMT credit carryovers	$ 15,874	$ 16,069	$16,184
Accelerated depreciation	495	446	85
New York State investment tax credits	3,254	3,237	3,235
Compensated absences	0	0	93
Inventories	188	128	101
Receivables	20	12	170
Restructuring reserve	0	11	42
Other	365	389	374
	20,196	20,292	20,284
Valuation allowance	(19,946)	(20,042)	(20,034)
	$ 250	$ 250	$ 250

The Company has a net operating loss carryforward of $46.4 million (expiring in years through 2024). The Company has available approximately $4.9 million in New York State investment tax credits (expiring in years through 2017). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the deferred tax assets, net of the valuation allowance, at September 30, 2006 to be realized as a result of the reversal of existing taxable temporary differences.

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2006, 2005 and 2004 are summarized as follows:

	2006	2005	2004
Federal Tax (Benefit) at statutory rates	(34.0)%	(34.0)%	(34.0%)
Goodwill adjustments	-	-	-
State tax, net of Federal Benefit	-	-	-
Other	-	-	-
Utilization of NOL Carryforwards	-	-	-
Valuation Allowance	(34.0)	(34.0)	(34.0)
	- %	- %	- %

7. SHAREHOLDERS' EQUITY: Stock-Based Compensation Plans

In December 2001, the Board of Directors authorized the 2001 Stock Option and Incentive Plan, reserving 1,500,000 shares of common stock for issuance to directors, officers, consultants or independent contractors providing services to the Company and key employees. The shareholders approved the 2001 Plan in February 2002. In January 2005, the number of shares reserved under the 2001 plan was increased from 1,500,000 shares to 2,500,000 shares. The 2001 plan superceded a similar plan that was adopted in 1993 (the "1993 SOP"). The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. In conjunction with the approval of the 2001 Plan, no further grants will be made under the 1993 SOP and the 1993 SOP was terminated. Stock options issued under the 2001 Plan generally terminate seven years from date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006, 2005, and 2004

Generally, incentive stock options granted during the period between July 1995 through September 2006 vest in annual increments of 25 percent. In fiscal 2005, the Board of Directors granted certain incentive stock options that vest on the attainment of certain performance goals rather than on the basis of time. Nonqualified stock options granted during fiscal years 1999 to 2006 vest in annual increments of 33 1/3 percent.

Changes in the status of options under the SOP at September 30, are summarized as follows:

September 30,	Shares Under Option	Weighted Average Exercise Price	Available for Grant	Exercisable
2002	870,850	2.27	1,171,250	362,283
Options granted	643,200	0.61		
Options exercised	(34,500)	0.17		
Options forfeited	(168,750)	4.26		
2003	1,310,800		242,916	649,908
Options granted	244,000	1.09		
Options exercised	(175,755)	0.07		
Options forfeited	(277,010)	3.38		
2004	1,102,035		70,583	481,871
Options granted	643,000	0.54		
Options exercised	(41,390)	0.15		
Options forfeited	(77,516)	1.01		
2005	1,626,129		464,497	789,159
Options granted	27,500	0.63		
Options exercised	(77,280)	0.23		
Options forfeited	(116,890)	2.06		
2006	1,459,459		363,440	700,580

The following table summarizes information about stock options outstanding as of September 30, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at September 30, 2006	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at September 30, 2006	Weighted Avg. Exercise Price
$ 0.07 - $ 0.21	216,500	1.33	$ 0.10	216,500	$ 0.10
$ 0.40 - $ 0.73	718,205	4.64	$ 0.54	124,296	$ 0.54
$ 0.95 - $ 1.29	448,554	3.17	$ 1.00	283,584	$ 1.03
$ 1.52 - $ 3.25	76,200	1.77	$ 1.74	76,200	$ 1.74
	1,459,459			700,580	

Treasury Stock

The Treasury Stock balance is 412,873 shares with a cost of $223,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006, 2005, and 2004

8. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS:

Financial instruments, which potentially subject the Company to concentrations of a significant credit risk, consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers. Five customers accounted for 66% and 76% of our revenue during fiscal 2006 and 2005 respectively.

At September 30, 2006, amounts due from two customers represented 35 percent and 11 percent of trade accounts receivable. At September 30, 2005, amounts due from two customers represented 31 and 17 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

9. COMMITMENTS AND CONTINGENCIES:

As of September 30, 2006, the Company was obligated under non-cancelable operating leases, primarily for manufacturing and office equipment. These leases generally contain rental options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment were $8,000, $34,000, $26,000 for fiscal 2006, 2005 and 2004, respectively.

Litigation

On August 13, 2003 General Electric Company ("GE") commenced an action in the state of Connecticut against IEC and Vishay Intertechnology, Inc. ("Vishay"). The action alleges cause of action for breach of a manufacturing services contract, which had an initial value of $4.4 million, breach of express warranty, breach of implied warranty, and a violation of the Connecticut Unfair Trade Practices Act. Vishay supplied a component that IEC used to assemble printed circuit boards for GE that GE contends failed to function properly requiring a product recall. GE claims damages "in excess of $15,000" plus interest and attorney's fees. IEC made a motion to dismiss the action in Connecticut for lack of jurisdiction. During the pendency of the motion, IEC filed for a protective cross claim against Vishay, and GE filed a second action against IEC and Vishay in New York State Supreme Court as a protective measure in the event that its Connecticut action were dismissed. In March 2006, the New York action was voluntarily discontinued by consent of all the parties. IEC and Vishay are proceeding to defend GE's Connecticut action on the merits and IEC is proceeding with its cross claim against Vishay. IEC has made a motion for summary judgment which is pending. The position of the Company is that the contract with GE was substantially completed and that it has meritorious defenses and basis for a cross claim against Vishay.

10. RETIREMENT PLAN:

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. The plan allows the Company to make discretionary contributions as determined by the Board of Directors. There were no discretionary contributions for fiscal 2006, 2005, or 2004.

11. SUBSEQUENT EVENTS:

There have been no material subsequent events.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
IEC Electronics Corp.
Newark, New York

We have audited the accompanying consolidated balance sheets of IEC Electronics Corp. and Subsidiaries (a Delaware corporation) as of September 30, 2006 and 2005, and the related consolidated statements of operations, comprehensive income (loss) and shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IEC Electronics Corp. and Subsidiaries as of September 30, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP

Rochester, New York
October 26, 2006

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BOARD OF DIRECTORS

David J. Beaubien
Director and Chairman of Yankee Environmental Systems, Inc.

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer of the Company; Retired President Thermal Management Group of Bowthorpe Plc. of Crawley, West Sussex, England (now known as Spirent).

Eben S. Moulton
President
Seacoast Capital Corporation

James C. Rowe
President
Rowe and Company LLC

Justin L. Vigdor
Senior Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP

Jerold L. Zimmerman
Chaired Professor
William E. Simon Graduate School of Business Administration
University of Rochester

OFFICERS

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer

Donald S. Doody
Vice President of Operations

Jeffrey T. Schlarbaum
Vice President of Marketing and Sales

Brian H. Davis
Vice President, Chief Financial Officer and Controller

Martin S. Weingarten
Corporate Secretary

Cautionary Statement/10-K Reports
In an effort to give investors a well-rounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Brian Davis, CFO.

IEC Electronics Corp.
105 Norton Street
P.O. Box 271
Newark, NY 14513-0271
Telephone: (315) 331-7742

INVESTOR INFORMATION

Annual Meeting
9:00 a.m, Wednesday, January 24, 2007 at IEC, 105 Norton Street, Newark, NY

Change of Address, Lost Certificates and Ownership Transfers
Mellon Investor Services
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (800) 851-9677
Foreign Shareholders:
(201) 680-6578
TDD for Hearing Impaired:
(800) 231-5469
TDD Foreign Shareholders:
(201) 680-6610
www.melloninvestor.com

Stock Market
Shares trade on the Over the Counter Bulletin Board under the symbol IECE.OB

Independent Accountants
Rotenberg & Co. LLP
1870 Winton Road South
Suite 200
Rochester, NY 14618

Legal Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

Investor Relations
Brian H. Davis
Chief Financial Officer
IEC Electronics Corp.